

February 11, 2021

David Chung
Chief Executive Officer
Pathfinder Acquisition Corp
1950 University Avenue
Suite 350
Palo Alto, CA 94303

Re: Pathfinder Acquisition Corp
Amendments No. 1 and 2 to Registration Statement on Form S-1
Filed February 11, 2021
File No. 333-252498

Dear Mr. Chung:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendments No.1 and 2 to Registration Statement on Form S-1 filed February 11, 2021

Exhibits

1. Please refer to paragraphs (a) and (b) on page 2 of Exhibit 5.1 It is inappropriate for counsel to include in its opinion assumptions that are overly broad, that assume away the relevant issue or that assume any of the material facts underlying the opinion or any readily ascertainable facts. Please ask counsel to support the assumptions in those paragraphs, or delete them from its opinion.

2. Paragraph (i) refers to each unit consisting of 1/4 of a warrant, but the fee table and prospectus indicates that each unit includes 1/5 of a warrant. Please file a revised opinion or revise your fee table and prospectus. Also, it is inappropriate to assume that the

"Documents . . . will be legal, valid, binding and enforceable," as counsel does in paragraph 7 on page 3, given that counsel is to actually provide its opinion as to whether the units and warrants will constitute legal, valid and binding obligations of the registrant. Please file a revised opinion.

 You may contact Melissa Gilmore at (202) 551-3777 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Asia Timmons-Pierce at (202) 551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Matthew Pacey